[Letterhead of Constellation Energy Group, Inc.]

October 30, 2006

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. H. Christopher Owings
Mr. Matthew Benson

	Re:	Withdrawal of
Constellation Energy Group, Inc.
Registration Statement on Form S-4 File No. 333-135278

Dear Messrs. Owings and Benson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-135278) (the “Registration Statement”), as initially filed on June 23, 2006 and as amended on August 28, 2006, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with the potential issuance of shares of common stock, no par value, of Constellation (the “Common Stock”) in connection with the merger (the “Merger”) of FPL Group, Inc., a Florida corporation (“FPL Group”), with and into a subsidiary of Constellation, as contemplated by the Agreement and Plan of Merger, dated as of December 18, 2005 (the “Merger Agreement”), among FPL Group, Constellation and CF Merger Corporation, a Florida corporation and a wholly owned subsidiary of Constellation. On October 24, 2006, the parties to the Merger Agreement terminated the Merger Agreement and abandoned the Merger. Accordingly, Constellation does not intend to proceed with the proposed offering of shares of Common Stock in connection with the Merger, and Constellation believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Registration Statement has not been declared effective, and no sales of the Common Stock were made pursuant to the Registration Statement.

Constellation also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to its account for future use.

Should you have any questions relating to any of the foregoing, please feel free to contact Mark Director at (202) 879-5151 or William Sorabella at (212) 446-4932, each of Kirkland & Ellis LLP, legal counsel to Constellation.

Sincerely,

/s/ Charles A. Berardesco
Charles A. Berardesco Vice President, Associate General Counsel & Corporate Secretary

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